UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CONSTELLATION ENERGY PARTNERS LLC
(Name of Issuer)

          Class B Units of Members' Equity
(Title of Class of Securities)

21038E101
(CUSIP Number)

December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]           Rule 13d-1(b)

[   ]           Rule 13d-1(c)

[   ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 8 Pages
Exhibit Index: Page 7

Page 2 of 8 Pages

1.	Names of Reporting Persons. GPS Partners LLC I.R.S. Identification Nos. of above persons (entities only). 73-1735371
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,778,732
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 1,778,732
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,778,732
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 8.1% based on 21,938,342 Units (as defined herein) outstanding as of November 1, 2008.
12.	Type of Reporting Person: IA

Page 3 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Brett S. Messing
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,778,732
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 1,778,732
	8.	Shared Dispositive Power None
Aggregate Amount Beneficially Owned by Each Reporting Person 1,778,732
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
Percent of Class Represented by Amount in Row (9) 8.1% based on 21,938,342 Units outstanding as of November 1, 2008.
Type of Reporting Person: HC

Page 4 of 8 Pages

Item 1(a).	Name of Issuer:

Constellation Energy Partners LLC (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

111 Market Place Baltimore, MD 21202

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

GPS Partners LLC (“GPS”) 2120 Colorado Ave. Suite 250 Santa Monica, CA 90404 United States

Brett S. Messing (“Mr. Messing” and, together with GPS, “Reporting Persons”) 2120 Colorado Ave. Suite 250 Santa Monica, CA 90404 United States

This Statement relates to Units held for the account of certain advisory clients of GPS.  GPS serves as investment manager and general partner to certain funds and managed accounts.  In such capacity, GPS may be deemed to have voting and dispositive power over the Units held for such accounts.  Mr. Messing is the Managing Partner of GPS. In such capacity, Mr. Messing may be deemed to have voting and dispositive power over the Units held for such accounts.

Item 2(d).	Title of Class of Securities:

Class B Units of Members' Equity (the “Units”)

Item 2(e).	CUSIP Number:

21038E101

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

GPS Partners LLC is an investment advisor in accordance with Section 240.13d-1(b)(1)(ii)(E). Brett S. Messing is a control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2008, the Reporting Persons beneficially owned 1,778,732 Units.

Item 4(b)	Percent of Class:

Page 5 of 8 Pages

As per the information provided by the Issuer in its Form 10-Q for the quarterly period ending September 30, 2008, as of November 1, 2008, the Issuer had 21,938,342 Units outstanding.   The number of Units of which each of GPS and Mr. Messing may be deemed to be the beneficial owner constitutes approximately 8.1% of the total number of Units outstanding (i.e., 1,778,732 Units divided by 21,938,342 total Units outstanding).

Item 4(c)	Number of Shares of which such person has:

GPS and Mr. Messing:
(i) Sole power to vote or direct the vote:	1,778,732
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	1,778,732
(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

[ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

GPS manages the assets of various advisory clients who have the right to receive dividends from, or the proceeds from the sale of, the securities described herein.  One of such clients, GPS Income Fund (Cayman) Ltd., has the right to receive dividends from, or the proceeds from the sale of, over 5% of the securities of such class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:
By signing below each of the Reporting Persons certifies that, to the best of his, her or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

STATEMENT OF CONTROL PERSON

The Statement on this Schedule 13G dated January 9, 2008 with respect to the Class B Units of Members' Equity of Constellation Energy Partners LLC is filed by Brett S. Messing in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k), respectively, as the control person (HC) of GPS.

GPS files this Statement on Schedule 13G in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k), respectively, as a registered investment advisor (IA).

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2009	GPS Partners LLC

By: /s/ Brett S. Messing
Name: Brett S. Messing
Title: Managing Partner

By: /s/ Steven A. Sugarman
Name: Steven A. Sugarman
Title: Partner

Date: January 9, 2009	Brett S. Messing

/s/ Brett S. Messing

Page 7 of 8 Pages

EXHIBIT INDEX

Ex.		Page No.
A	Joint Filing Agreement, dated January 9, 2009 by and among GPS Partners LLC and Brett S. Messing	8

Page 8 of 8 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on this Schedule 13G, dated January 9, 2009 (the "Schedule 13G"), with respect to the Class B Units of Members' Equity of Constellation Energy Partners LLC is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13G. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date: January 9, 2009	GPS PARTNERS LLC

By: /s/ Brett S. Messing
Name: Brett S. Messing
Title: Managing Partner

By: /s/ Steven A. Sugarman
Name: Steven A. Sugarman
Title: Partner

Date: January 9, 2009	BRETT S. MESSING

/s/ Brett S. Messing